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                                                                    EXHIBIT 99.2

                                        Financial services and markets CHAPTER 7
                                         Licensing of financial markets PART 7.2
                                       Regulation of market licensees DIVISION 3

                                                                    Section 793A

SUBDIVISION B -- THE MARKET'S OPERATING RULES AND PROCEDURES

793A CONTENT OF THE OPERATING RULES AND PROCEDURES

      (1) The operating rules of a licensed market must deal with the matters prescribed by regulations made for the purposes of this subsection.

      (2) The regulations may also prescribe matters in respect of which a licensed market must have written procedures.

      (3) However, subsections (1) and (2) do not apply if the licensee is also authorised to operate the market in the foreign country in which its principal place of business is located and the licence was granted under subsection 795B(2) (overseas markets).

      (4) In a subsection (3) case, ASIC may determine, by giving written notice to the licensee, matters in respect of which the licensed market must have written procedures.

793B LEGAL EFFECT OF OPERATING RULES

            The operating rules (other than listing rules) of a licensed market have effect as a contract under seal:

               (a) between the licensee and each participant in the market; and

               (b) between a participant and each other participant;

            under which each of those persons agrees to observe the operating rules to the extent that they apply to the person and to engage in conduct that the person is required by the operating rules to engage in.

793C ENFORCEMENT OF OPERATING RULES

      (1) If a person who is under an obligation to comply with or enforce any of a licensed market's operating rules fails to meet that obligation, an application to the Court may be made by:

               (a) ASIC; or

               (b) the licensee; or

               (c) the operator of a clearing and settlement facility with which the licensee has clearing and settlement arrangements; or

               (d) a person aggrieved by the failure.

                                             Corporations Act 2001            61

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CHAPTER 7 Financial services and markets
PART 7.2 Licensing of financial markets
DIVISION 3 Regulation of market licensees

Section 793D

      (2) After giving an opportunity to be heard to the applicant and the person against whom the order is sought, the Court may make an order giving directions to:

               (a) the person against whom the order is sought; or

               (b) if that person is a body corporate -- the directors of the body corporate;

            about compliance with, or enforcement of, the operating rules.

      (3) For the purposes of this section, a body corporate that is, with its acquiescence, included in the official list of a licensed market, or an associate of such a body corporate, is taken to be under an obligation to comply with the operating rules of that market to the extent to which those rules purport to apply to the body corporate or associate.

      (4) For the purposes of this section, if a disclosing entity that is an undertaking to which interests in a registered scheme relate is, with the responsible entity's acquiescence, included in the official list of a licensed market, the responsible entity, or an associate of the responsible entity, is taken to be under an obligation to comply with the operating rules of that market to the extent to which those rules purport to apply to the responsible entity or associate.

      (5) For the purposes of this section, if a body corporate fails to comply with or enforce provisions of the operating rules of a licensed market, a person who holds financial products of the body corporate that are able to be traded on the market is taken to be a person aggrieved by the failure.

      (6) There may be other circumstances in which a person may be aggrieved by a failure for the purposes of this section.

793D CHANGING THE OPERATING RULES

            Licensed markets other than subsection 795B(2) markets

      (1) As soon as practicable after a change is made to the operating rules of a licensed market, other than a market licensed under subsection 795B(2) (overseas markets), the licensee must lodge with ASIC written notice of the change. The notice must:

               (a) set out the text of the change; and

                                             Corporations Act 2001            62

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                                        Financial services and markets CHAPTER 7
                                         Licensing of financial markets PART 7.2
                                       Regulation of market licensees DIVISION 3

                                                                    Section 793E

               (b) specify the date on which the change was made; and

               (c) contain an explanation of the purpose of the change.

      (2) If no notice is lodged as required by subsection (1) with ASIC within 21 days after the change is made, the change ceases to have effect at the end of that period.

            Subsection 795B(2) markets

      (3) As soon as practicable after a change is made to the operating rules of a market the operation of which is licensed under subsection 795B(2) (overseas markets), the licensee must lodge with ASIC written notice of the change. The notice must:

               (a) set out the text of the change; and

               (b) specify the date on which the change was made; and

               (c) contain an explanation of the purpose of the change.

            Note: Failure to comply with this subsection is an offence (see subsection 1311(1)).

793E DISALLOWANCE OF CHANGES TO OPERATING RULES

      (1) This section does not apply in respect of an Australian market licence granted under subsection 795B(2) (overseas markets).

      (2) As soon as practicable after receiving a notice under section 793D from a market licensee, ASIC must send a copy of the notice to the Minister.

      (3) Within 28 days after ASIC receives the notice from the licensee, the Minister may disallow all or a specified part of the change to the operating rules.

      (4) In deciding whether to do so, the Minister must have regard to the consistency of the change with the licensee's obligations under this Part (including in particular the obligation mentioned in paragraph 792A(a)).

            Note: The Minister must also have regard to the matters in section
                  798A.

      (5) As soon as practicable after all or a part of a change is disallowed, ASIC must give notice of the disallowance to the licensee. The change ceases to have effect, to the extent of the disallowance, when the licensee receives the notice.

                                             Corporations Act 2001            63